FIRST MAJESTIC SILVER CORP.
Suite 1800 - 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

New York - AG	May 13, 2020
Toronto - FR
Frankfurt - FMV

First Majestic Initiates NAFTA Arbitration Process Against Mexico for Violating International Law

FIRST MAJESTIC SILVER CORP. (the "Company" or "First Majestic") announced today that the Mexican tax authority, the Servicio de Administracion Tributaria ("SAT"), has by its various actions exhibited a total disregard for the applicable provisions of three separate double taxation treaties that it has entered into with Canada, Barbados and Luxembourg, which are relevant to First Majestic and its subsidiaries.

SAT has repeatedly and unilaterally chosen to reject requests for dispute resolution procedures, known as mutual agreement procedures ("MAPs"), contained within those three treaties designed for addressing differences in interpretation and application of those treaties. According to the Company's advisors, such action is unprecedented not only for Mexico but internationally. In addition, notwithstanding Mexican law and the 2012 Advance Pricing Agreement negotiated and finalized between the SAT and Primero Empresa Minera, S.A. de C.V. ("Primero"), its Mexican subsidiary, confirming Primero's basis for paying taxes on the price Primero realized for silver sales between 2010 and 2014, the SAT has unlawfully opted to ignore the legal existence of this Advance Pricing Agreement.

While the Company has made several attempts to seek to resolve its differences with the SAT using both local administrative and legal procedures and those contained within the treaties for avoidance of double taxation, and as well through diplomatic discussions, all such efforts have been met with actions of SAT intended to intimidate the Company, its subsidiaries and its employees, including notifications to Primero to secure amounts it claims are owed pursuant to its reassessments issued in violation of the terms of the Advance Pricing Agreement. These notifications impose restrictions on Primero's ability to deal with its fixed assets until this matter is resolved.

The Company has challenged SAT's intimidation tactics through all Mexican domestic means available to it, including a constitutional challenge (called an "amparo") before a District Court, and a complaint before Mexico's Federal Taxpayer Defense Attorney's Office (known as "PRODECON"), which proceedings have yet to be resolved and, due to the ongoing COVID-19 crisis, the other remaining Mexican courts are currently unavailable for further hearings on these matters. The Company believes that, in addition to being contrary to various provisions of the Federal Constitution of the United Mexican States and Mexican domestic law, and Mexican court decisions, SAT's actions contravene international law principles. In the Company's view, these actions are neither fair nor equitable, are discriminatory against the Company as a foreign investor and amount to a denial of justice under international law.  The Company is extremely disappointed that the unwarranted actions and threats of SAT, have continued at a time when the Company is focussed on protecting and preserving the employment and livelihood in Mexico of thousands of employees during the COVID-19 worldwide pandemic crisis. The Company's immediate concern during the COVID-19 pandemic has been focussed on ensuring the health, safety and welfare of its employees and their families.

Under these circumstances, and in order to formally require the Government of Mexico to address the unlawful and unwarranted conduct of SAT for which it is responsible under international law, the Company has taken steps to serve the Government of Mexico with a Notice of Intent to Submit a Claim ("Notice") under the provisions of Chapter 11 of North American Free Trade Agreement ("NAFTA").  The service of this Notice by the Company on the Government of Mexico initiates a 90-day process for the Government of Mexico to enter into good faith and amicable negotiations with the Company to resolve the current dispute between the Company and the Government of Mexico.

The Company has deep roots in the social fabric of Mexico and values its relationships in Mexico with its various business partners and with various levels of government in Mexico.  It has been recognized as a "Socially Responsible Company" by the Centro Mexicano para la Filantropria (CEMEFI) for twelve consecutive years starting in 2008 until the present. Furthermore, it has a track record of making substantial capital investments and social programs in Mexico and has plans to continue to make such further investments.  The Company has invested in excess of $2.0 billion in Mexico since 2003 and has approximately 4,700 direct employees and supplies approximately 20,000 indirect jobs spread among eight states within Mexico.

The Company has regretfully had to take this step of providing a Notice of Intent to Submit a Claim to Mexico so as to prevent further harm to the Company, its investments in Mexico, and to protect the health and welfare of its workforce.

ABOUT THE COMPANY

First Majestic is a mining company focused on silver production in Mexico and is aggressively pursuing the development of its existing mineral property assets. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine and the La Encantada Silver Mine.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll-free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, President & CEO

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward‐looking information" and "forward-looking statements" under applicable Canadian and U.S. securities laws (collectively, "forward‐looking statements"). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements include, but are not limited to, statements with respect to: negotiations regarding Mexican tax matters; resolution of the dispute with SAT; and plans to continue to make further investments and social programs. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. As such, investors are cautioned not to place undue reliance upon guidance and forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. All statements other than statements of historical fact may be forward‐looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "forecast", "potential", "target", "intend", "could", "might", "should", "believe" and similar expressions) are not statements of historical fact and may be "forward‐looking statements".

Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: the outcome of pending, current or proposed litigation; response of SAT and the Mexican government to the Notice; the duration and effects of the coronavirus and COVID-19, and any other pandemics on our operations and workforce; relations with local communities; changes in national or local governments; changes in applicable legislation or application thereof; exchange rate fluctuations; requirements for additional capital; government regulation; limitations on insurance coverage as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in the Company's most recent Annual Information Form, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C.  Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

The Company believes that the expectations reflected in these forward‐looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.